May 15, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan
Christina De Rosa

Re:	Citizens, Inc.
Post Effective Amendment No.1 to Form S-3 on Form S-1
Filed on May 7, 2015
File No. 333-185618

Dear Mr. Riedler:

This letter is in response to your comment letter dated May 14, 2014, regarding the above-referenced filing of Citizens, Inc. (the “Company”).

Our responses are in bold following the restatement of your comment, which is in italics:

Exhibit 5.1

1. We note the language in the legal opinion filed as Exhibit 5.1 that counsel’s “opinion is furnished for the benefit of the Company…may be relied upon by the Company…may not otherwise be relied upon, used, quoted or referenced to, by or filed with any other person or entity without my prior written permission.” Pleases be advised that this limitation on reliance is not consistent with our views on the requirements of legal opinions required by paragraph 5 of S-K Item 601(b). Accordingly, please remove the language quoted above from the legal opinion and re-file the opinion as an exhibit to your registration statement. For additional guidance, please refer to Section II.B.3.d of the Division of Corporation Finance Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

The language quoted above has been removed from the legal opinion and will be refiled as an exhibit to the Company’s registration statement.

Mr. Jeffrey P. Riedler

May 15, 2013

In connection to our response, we acknowledge that:

•	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please do not hesitate to contact me at 512-837-7100.

Sincerely,

/s/ Rick D. Riley

Rick D. Riley

Vice Chairman and President